FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 4, 2009

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1
Press release dated 4 December 2009 – ABN AMRO Holding N.V. (the future RBS Holdings N.V.) and the Royal Bank of Scotland Group plc – Accession to the Asset Protection Scheme with Her Majesty’s Treasury and State Aid Commitments

Item 1

Press Release

Amsterdam, 4 December 2009

ABN AMRO Holding N.V. (the future RBS Holdings N.V.) and the Royal Bank of Scotland Group plc – Accession to the Asset Protection Scheme with Her Majesty’s Treasury and State Aid Commitments

On 26 November 2009, The Royal Bank of Scotland Group plc (‘RBS Group’) and The Royal Bank of Scotland plc (‘RBS’) signed an accession agreement to the UK Government’s Asset Protection Scheme (’APS’). As previously announced by ABN AMRO Group in the quarterly results press release on 25 November 2009, this scheme is expected to cover a pool of assets within the RBS acquired businesses in ABN AMRO Holding N.V. (the future RBS Holdings N.V.). This will help to further strengthen the capital position and de-risk the earnings of the future RBS N.V. Group businesses.

On 26 November 2009, RBS Group also entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings given by RBS Group to HM treasury that are designed to ensure that HM Treasury is able to comply with the commitments to be given by it to the European Commission for the purpose of obtaining State aid approval.

As part of these commitments, and unless the European Commission agrees otherwise, the hybrid capital instruments existing on 24 November 2009 which are retained in the future RBS Holdings N.V. Group after separation is complete will be subject to a restriction on the payment of dividends and coupons and on the exercise of any call rights, unless in any such case there is a legal obligation to do so, for an effective period of two years after the proposed capital restructuring of RFS Holdings B.V. (which is intended to take place soon after separation) and following the expiry of any “pusher” periods (which will last for 12 months) following separation and such capital restructuring.

For further information, please refer to RBS Group press release published on 27 November 2009 (www.rbs.com) or please contact:

RBS Group Investor Relations Investor.relations@rbs.com +44 207 672 1758	RBS Group Media Relations +44 131 523 4414

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.
Date:	4 December 2009	By:	/s/ Petri Hofsté
			Name:	Petri Hofsté
			Title:	Group Controller & Deputy Chief Financial Officer

By:	/s/ Mark Boyle
	Name:	Mark Boyle
	Title:	Head of Reporting & Policy